CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2004

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement of the Company relating to the expiry of subscription rights attaching to the 2004 warrants dated September 30, 2004.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: October 4, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated under the laws of Hong Kong with limited liability)

(Stock code: 1137)

EXPIRY OF SUBSCRIPTION RIGHTS

ATTACHING TO THE 2004 WARRANTS

(Stock code: 940)

•	Subscription Rights attaching to the Warrants will expire after 4:00 p.m. on Monday, 1 November 2004.

•	Trading in the Warrants will cease after 4:00 p.m. on Wednesday, 27 October 2004.

•	Exercise of the Subscription Rights attaching to the Warrants and the registration of transfer of the Warrants (if applicable) will cease to be accepted after 4:00 p.m. on Monday, 1 November 2004.

•	Listing of the Warrants will be withdrawn from the Stock Exchange at the close of business on Monday, 1 November 2004.

The board of directors of City Telecom (H.K.) Limited (the “Company”) would like to remind holders of its warrants (stock code: 940) (the “Warrants”) carrying rights to subscribe for new ordinary shares of HK$0.10 each in the Company (the “Shares”) at a subscription price of HK$0.40 per Share, subject to adjustment, during the period from 2 November 2001 to 1 November 2004 (both days inclusive) that the subscription rights attaching to the Warrants (the “Subscription Rights”) will expire after 4:00 p.m. on Monday, 1 November 2004 and thereafter any Subscription Rights which have not been exercised will lapse and the Warrant certificates will cease to be valid for any purposes.

The Company has made the following arrangements regarding dealings, transfers and exercise of the Subscription Rights of the Warrants:

1.	Trading in the Warrants on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) will cease after 4:00 p.m. on Wednesday, 27 October 2004.

2.	Registered holders of the Warrants who wish to exercise in whole or in part of the Subscription Rights must lodge with the Company’s Registrar, Computershare Hong Kong Investor Services Limited (the “Registrar”) at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, the following documents by no later than 4:00 p.m. on Monday, 1 November 2004:

(i)	the relevant Warrant certificate(s);

(ii)	the duly completed and signed subscription form(s); and

(iii)	the relevant exercise moneys.

3.	Persons who have purchased but not yet registered as holders of the Warrants and who wish to exercise in whole or in part of the Subscription Rights must lodge with the Company’s Registrar at the above-mentioned address the following documents by no later than 4:00 p.m. on Monday, 1 November 2004:

(i)	the duly completed and executed form(s) of transfer or other document(s) of title (duly stamped where appropriate);

(ii)	the relevant Warrant certificate(s);

(iii)	the duly completed and signed subscription form(s); and

(iv)	the relevant exercise moneys.

Subscription form(s) and relevant accompanying documentation lodged with the Registrar after 4:00 p.m. on Monday, 1 November 2004 will not be accepted.

4.	New Shares issued on the exercise of the Subscription Rights will rank pari passu in all respects with the Shares in issue. Certificates for Shares arising from the exercise of the Subscription Rights will be issued to the relevant holders of Warrants not later than twenty-eight days after the relevant subscription date pursuant to the terms of the Warrants instrument.

5.	An application has been made to the Stock Exchange for withdrawal of the listing of the Warrants on the Stock Exchange with effect from the close of business on Monday, 1 November 2004.

The closing prices of the Shares and the Warrants as quoted on the Stock Exchange on 30 September 2004 (being the date of this announcement) were HK$1.68 per Share and HK$2.00 per Warrant respectively.

A circular relating to the expiry of the Subscription Rights attaching to the Warrants will be despatched to the holders of the Warrants and, for information only, to the shareholders of the Company as soon as practicable.

Holders of the Warrants who are in doubt as to their position or the action to be taken should consult their stockbroker or other professional adviser.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna, Ms. To Wai Bing; the non-executive director is Mr. Cheng Mo Chi, Moses and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board

Eva Leung

Company Secretary

Hong Kong, 30 September 2004